UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.

Five Garret Mountain Plaza

Woodland Park, New Jersey 07424

Cytec Employees’ Savings Plan

December 31, 2008 and 2007

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Plan Administrator of

Cytec Employees’ Saving Plan

We have audited the accompanying statements of net assets available for benefits of Cytec Employees’ Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees’ Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/S/ AMPER, POLITZINER & MATTIA, LLP
AMPER, POLITZINER & MATTIA, LLP

June 17, 2009

Bridgewater, New Jersey

Cytec Employees’ Savings Plan

Statements of Net Assets Available For Benefits

At December 31, 2008 and 2007

	2008	2007
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$190,584,779	$253,883,000
Participant loans	3,181,384	3,218,904

Total investments	193,766,163	257,101,904

Receivables:
Employer contributions receivable	649,468	5,314,829
Participant contributions receivable	474,275	—

Total receivables	1,123,743	5,314,829

Net assets available for benefits at fair value	194,889,906	262,416,733

Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	778,642	(339,100)

Net assets available for benefits	$195,668,548	$262,077,633

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan

Statement of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2008

2008
Investment income (loss)
Plan interest in Cytec Industries Inc. Savings Plans Master Trust loss	$(94,187,778)
Interest income, participant loans	236,583

Total investment (loss)	(93,951,195)

Contributions
Company contributions	19,422,261
Participant contributions	16,288,272

Total contributions	35,710,533

Total additions	(58,240,662)

Benefits paid to participants	8,894,566
Redemption fees paid	3,486

Total deductions	8,898,052

Net (decrease) prior to asset transfer	(67,138,714)
Assets transferred in from Cytec Employees’ Savings and Profit Sharing Plan	729,629

Net (decrease) in plan assets	(66,409,085)
Net assets available for benefits:
Beginning of year	262,077,633

End of year	$195,668,548

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Cytec Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective April 1, 2007 (the “Effective Date”), for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. All qualifying U.S. salaried and non-bargaining employees hired on or after the Effective Date are eligible to participate in the Plan.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through the contributions to the Cytec common stock fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Master Trust

On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and the Cytec Employees’ Savings and Profit Sharing Plan (the “Existing Savings Plan”).

Participant Contributions

Participating employees (“Participants”) may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before tax basis. Pursuant to an automatic enrollment provision, a Participant’s earnings are automatically reduced and contributed to the Plan as of the enrollment date by at least 3% per year (subsequently increasing annually by 1% per year in subsequent Plan Years until reaching 6%).

Rollovers into Plan

Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.

Company Contributions

Matching contributions are made by the Company equal to 100% of such Participant’s contributions up to the first 6% of the Participant’s Earnings. To be eligible for a Company matching contribution, a Participant must have completed one month of service, as defined in the Plan.

The Plan provides for a Company non-discretionary profit sharing contribution of 3% of a Participant’s earnings. The Plan also provides for a non-discretionary profit sharing contribution (“transition credit”) ranging from 1.0% to 10.0% of an employee’s annual pay per year for all employees with more than 10 years of service as of December 31, 2007. This transition credit is intended to compensate long service employees for a limited period for the loss of the accrual of future benefits under the Company’s defined benefit pension plans.

Cytec Employees’ Savings Plan

Notes to Financial Statements

All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc.

During 2007, the Plan provided for a discretionary, one-time profit sharing contribution. These contributions were invested in the Vanguard Retirement Savings Trust in the event that a Participant had not specified into which fund the contribution should be directed. The Plan no longer provides for this type of contribution.

The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. The Plan allows participants with three or more years of service to immediately diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contribution.

Vesting

All units representing employee contributions, and earnings or losses thereon are fully vested at all times. All Company match and profit sharing contributions become 100% vested after two years of service. Forfeitures are used to reduce company matching contributions.

Participant Accounts

Each participant account is credited with the participant’s contribution and allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Withdrawals

During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions.

A Participant can make hardship withdrawals of employee before-tax contributions which will preclude the Participant from making additional employee before-tax contributions to the Plan for a six-month period. Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.

Benefit Payments

A Participant’s account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code).

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Participant Loans

A Participant may borrow up to fifty percent of the value of such Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the

Cytec Employees’ Savings Plan

Notes to Financial Statements

loan is approved. The applicable rates on loans issued during 2008 and 2007 ranged from 5.00% to 8.25% and 8.50% to 9.25%, respectively. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards (except for measurements of share-based payments) and is intended to increase the consistency of those measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 was effective January 1, 2008, for the Plan.

In June 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Interpretation Number 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS No. 109” (“FIN 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes” and is effective for fiscal years beginning after December 15, 2007. The Plan adopted FIN 48 for 2008. The Plan’s adoption of FIN 48 did not impact the amounts reported on the financial statements of the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition of the Master Trust

The Plan’s interest in the Master Trust investments is stated at fair value. If available, quoted market prices are used to value the investments held in the Master Trust. Loans are valued at cost which approximates fair value.

The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions. The fair value of cash equivalents approximates cost.

Cytec Employees’ Savings Plan

Notes to Financial Statements

The Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.63% and 0.56% of total value of the Cytec Stock Fund as of December 31, 2008, and 2007, respectively).

Purchases and sales of securities are recorded on a trade-date basis. Related realized gains and losses on securities transactions are calculated based upon the average cost of securities sold. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Interest in Master Trust

Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and the Existing Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 53.2% and 49.9% at December 31, 2008 and 2007, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2008	2007
Investments, at fair value
Mutual Funds	$171,849,286	$247,154,217
Common Stock Fund	55,161,828	133,909,099
Common/ Collective Trust	130,841,223	127,773,936

Total investment in Master Trust	357,852,337	508,837,252
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,917,129	(965,088)

Net assets held in Master Trust	$359,769,466	$507,872,164

The net investment loss of the Master Trust was composed of the following:

For the Year Ended December 31, 2008
Net depreciation in fair value of investments
Mutual Funds	$(89,509,223)
Common Stock	(90,561,613)

(180,070,836)
Interest	5,563,020
Dividends	8,486,358

Net investment loss	$(166,021,458)

Cytec Employees’ Savings Plan

Notes to Financial Statements

4.	Non-Participant Directed Funds

All investments are Participant directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Participants who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions.

Information about the Plan’s net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Net Assets	2008	2007
Cytec Stock Fund, at fair value	$17,489,784	$41,320,948

Changes in Fair Value of Cytec Stock Fund	For the Year Ended December 31, 2008
Balance at beginning of year	$41,320,948
Changes in net assets available for benefits
Contributions	8,618,888
Net depreciation	(29,029,693)
Benefits paid to participants	(674,783)
Transfer to participant directed investments	(2,745,576)

Balance at end of year	$17,489,784

5.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cytec Employees’ Savings Plan

Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the Master Trust at year end.

Common/ collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/ collective trust. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the unit value of the Trust. The Trust holds investments in alternative investment contracts, traditional insurance contracts as well as cash equivalents.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

Master Trust Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$171,849,286	$—	$—	$171,849,286
Common stock fund	—	55,161,828	—	55,161,828
Collective Trust	—	130,841,223	—	130,841,223

Total assets at fair value	$171,849,286	$186,003,051	$—	$357,852,337

Cytec Employees’ Savings Plan

Notes to Financial Statements

Participant loans: Valued at cost, which approximates fair value and is considered to be a level 3 measurement. The summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008 is as follows:

Participant loans
Balance, beginning of year	$3,218,904
Issuances and settlements (net)	(37,520)

Balance, end of year	$3,181,384

6.	Parties-in-interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Expenses

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust.

8.	Plan Termination

The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time.

9.	Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

10.	Tax Status of the Plan

The Company is in the process of obtaining a determination of the tax exemption status for the Plan from the Internal Revenue Service. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.

Cytec Employees’ Savings Plan

Notes to Financial Statements

11.	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. Users of these financial statements should be aware that the financial markets’ volatility in 2008 and subsequent periods may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2008 may not necessarily be indicative of amounts that could be realized in a current market exchange.

12.	Transfer of Plan Assets

The Company froze certain of its existing U.S. pension plans effective December 31, 2007 (the “Frozen Date”). In conjunction with this action, all salaried and non-bargaining unit employees who participated in the Existing Savings Plan were entered into the Plan on the Frozen Date. Eligible participant accounts in the amount of $256,116,376 were transferred from the Existing Savings Plan to the Plan at December 31, 2007.

During the 2008 Plan year, assets totaling $729,629 were transferred from the Existing Savings Plan to the Plan related to participants who transitioned from a position covered under a collective bargaining agreement to a salaried or non-bargaining position.

13.	Subsequent Event

Company matching contributions under the Plan were suspended as of the first payroll date that includes only eligible earnings on and after May 1, 2009. The Company will continue to make profit sharing contributions equal to 3% of pay and will continue to provide transition credits to qualified employees.

14.	Reconciliation Financial Statements to Form 5500

The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

2008
Net assets available for benefits per the Form 5500	$194,889,906
Adjustment from fair value to contract value for fully-benefit responsive investment contract	778,642

Net assets available for benefits per the financial statements	$195,668,548

The following is a reconciliation of the changes in net assets per the financial statements at December 31, 2008 to the Form 5500:

2008
Net investment loss per Form 5500	$(94,966,420)
Adjustment from fair value to contract value for fully-benefit responsive investment contract	778,642

Net investment loss per the financial statements	$(94,187,778)

Cytec Employees’ Savings Plan

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
* Participant loans	Rates ranging from 4.75% to 10.5%

	Due through 2023	$3,181,384

* Represents a party-in-interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings and Profit Sharing Plan

By:	/s/ Marilyn R. Charles
Marilyn R. Charles Plan Administrator

June 17, 2009

EXHIBIT INDEX

23.1	Consent of Amper, Politziner & Mattia, LLP